UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
Form 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
Report on Form 6-K dated March 26, 2008
Commission File Number: 002-94004
British Telecommunications plc
(Translation of registrant’s name into English)
BT Centre
81 Newgate Street
London EC1A 7AJ
England
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):____________
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):____________
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ____________
This report on Form 6-K shall be incorporated by reference into the registrant’s registration statement on Form F-3ASR (File No. 333-147834).

Exhibit
Number	Description

12.1	Statement of computation of ratio of earnings to fixed charges

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

British Telecommunications plc
By:	/s/ Glyn Parry
	Name:	Glyn Parry
	Title:	Director and Head of Group Financial Control

Date: March 26, 2008

EXHIBIT INDEX

Exhibit
Number	Description

12.1	Statement of computation of ratio of earnings to fixed charges